UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

On July 28, 2020, the Company issued a press release announcing the pricing of stand-alone financing for Graham Packaging Company Inc. and its subsidiaries (the “Graham Packaging Financing”) and filed a 6-K announcing that the Company expects to apply a portion of the proceeds from the Graham Packaging Financing to redeem in full its senior secured floating rate notes due 2021 (the "Floating Rate Notes") on August 14, subject to the satisfaction of the conditions set forth in the conditional notice of redemption that the Company sent to the holders of the Floating Rate Notes.

In addition, the Company also expects to apply a portion of the proceeds from the Graham Packaging Financing to redeem $150 million of the aggregate principal amount of its 7.000% senior notes due 2024 (the “2024 Notes”), of which $800 million remains outstanding (the “2024 Notes Redemption”). Accordingly, the Company has delivered a conditional notice of redemption to the holders of the 2024 Notes (the “2024 Notes Conditional Redemption Notice”). The 2024 Notes Redemption is conditioned upon the closing of the Graham Packaging Financing and conditions set forth in the 2024 Notes Conditional Redemption Notice. The Company expects such conditions to be satisfied on or about August 4, 2020 and the 2024 Notes Redemption to occur on August 29, 2020, with payment for the 2024 Notes Redemption to occur on September 1, 2020. While the Company currently expects such conditions to be satisfied on or about August 4, 2020, there can be no assurance that such conditions will be satisfied on that date, or at all. This Form 6-K shall not be considered to be a notice of redemption pursuant to the indenture governing the Notes.

The effectiveness of the Graham Packaging Financing and therefore the 2024 Notes Redemption, are subject to customary closing conditions and there can be no assurance that the Graham Packaging Financing or the 2024 Notes Redemption shall occur.

Forward-Looking Statements:

This 6-K may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of Reynolds Group, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements. Such uncertainties, risks and assumptions include, but are not limited to: risks related to our ability to complete the repricing of the existing term loans; risks related to the COVID-19 pandemic, including the associated effect of heightening many of the other risks disclosed in our Annual Report; risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure; risks related to any potential supply of faulty or contaminated products; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to pension plans sponsored by us and others in our control group; risks related to strategic transactions, including completed and future acquisitions or dispositions; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers; risks related to related party transactions entered into with Reynolds Consumer Products Inc. (“RCPI”) and its subsidiaries; risks related to the tax-free distribution of our interest in RCPI to our shareholder, Packaging Finance Limited; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
July 30, 2020